

September 19, 2011

Via Facsimile
Michael Shalom
Chief Executive Officer and President
Intcomex, Inc.
3505 NW 107th Avenue
Miami, FL 33178

>   **Re: Intcomex, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed on March 31, 2011**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
>   **Filed on August 15, 2011**
>   **File No. 333-134090**

Dear Mr. Shalom:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Off-Balance Sheet Arrangements, page 57

1.   We note that in 2010 you engaged in factoring of specific accounts receivables and accounted for the transfer as a sale in accordance with FASB ASC 860. We note that you have credit insurance in order to mitigate credit risk related to the Company's factoring of accounts receivable. In this regard, it appears that you are transferring the receivables with recourse. We refer you to ASC 860-10-55-46. Provide your analysis of why the transfer represents a sale under ASC 860-10-40-5. Indicate whether you recorded a

recourse obligation. In addition, tell us whether you are receiving a fee for acting as the collection agent and explain why you did not recognize a service obligation. See ASC 860-50-25-1.

2.   Tell us why you do not disclose this financing as an off-balance sheet arrangement within your liquidity disclosures on page 40. See Item 303 (A)(4) of Regulation S-K.

Note. 7 Income Taxes, page 67

3.   We note your statement in the second paragraph of page 70 that you do "not anticipate that the total amount of unrecognized tax benefits related to any particular tax position will change significantly within the next 12 months." Please tell us the amount of your unrecognized tax benefits and how you determined that the other disclosures required by ASC 740-10-55-217 are not required.

Note 18. Subsequent Events, page 85

4.   We note that you entered into a letter agreement on March 16, 2011 with Anthony and Michael Shalom and a CVC International subsidiary. Pursuant to this agreement the Shaloms are to receive $927,000 as reimbursement for an overpayment made to the company that was intended to satisfy an amount owed to another shareholder, CVCI. Please tell us why individual shareholders paid the company in order to satisfy an amount owed to another shareholder, how this payment was recorded in the financial statements when it was originally paid in 2007 and how it will be accounted for in the event that it is paid. Further, please explain how the first trigger "such time that such payment is not prohibited by any agreement by which the Company or any of its subsidiaries is bound," will operate. In this regard, describe the agreements that prohibit this payment.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Condensed Consolidated Balance Sheets, page 3

5.   Tell us whether the conversion of non-voting Class B common shares into voting common shares resulted in shareholders maintaining their pre-conversion ownership. In this regard, indicate whether there was an accounting impact from this conversion. Cite the accounting literature that supports your conclusion.   Provide us with a summary of the company's major shareholders as of June 30, 2011.

Note 3. Acquisition of Business, page 10

6.   Please tell us the fair value of the 38,769 shares issued as part of the acquisition of Brightpoint and how the fair value was determined. Your disclosure in the first paragraph seems to indicate that these shares were issued as consideration for the business combination. Please explain how you determined that $22,500 is the total consideration transferred and indicate why you are presenting the $15,000 as cash received from sale of common stock in the statement of cash flows. That is, tell us why the cash acquired is being accounted for separately from the acquisition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Staff Accountant at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief